

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

Yanlai Shi
Chief Executive Officer
RYB Education, Inc.
4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People's Republic of China

   Re: RYB Education, Inc.
    Annual Report on Form 20-F
    For the Year Ended December 31, 2021
    File No. 001-38203

Dear Yanlai Shi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Yuting Wu